EXHIBIT A

Amendments to the Fourth Amended and Restated By-Laws

Article II, Section 6 of the Fourth Amended & Restated By-Law is corrected to read as follows:

ARTICLE II. SECTION 6. SPECIAL MEETINGS. Special meetings of the stockholders may be held whenever and wherever called for by the Chairperson of the Board of Directors, the President/Chief Executive Officer or the majority of the Board of Directors, or by the written demand of the stockholders of record of no fewer than one‑tenth of all the shares of Common Stock entitled to vote at the meeting. The business which may be conducted at any such special meeting will be confined to the purposes stated in the notice thereof, including the election and/or removal of directors.